Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

November 6, 2006

Mr. Aaron D. Cowell, Jr.
Chief Executive Officer and President
US LEC Corp.
Morrocroft III
6801 Morrison Boulevard
Charlotte, North Carolina, 28211

      Re: **US LEC Corp.**
                    Form 10-K for Fiscal Year Ended December 31, 2005
                    Filed March 7, 2006
                    File No. 0-24061

Dear Mr. Cowell:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director